December 7, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Attn: Mr. Michael Fay and Mr. Doug Jones

Via EDGAR Submission and by Fax: (856) 881-9057

Re:      TRB Systems International, Inc.

Form 10-KSB for the Year Ended June 30, 2007

Form 10-QSB for the Period Ended September 30, 2007

File No. 333-07242

Dear Messrs. Fay and Jones:

We have received your letter dated December 5, 2007 regarding the above-captioned filings.  We have begun the process of drafting our response to your comments.

The letter indicates that you would like to receive our reply within 10 business days, which is December 18, 2007.  While we will make every effort to comply with that date, our auditor, Stan J. H. Lee, is currently out of the country on a business trip, and he can not able to be back until the end of the month. Therefore, we would like to respectfully ask for 18 business days extension.  We will send in our amended filings on or before January 15, 2008.  Given all your comments are related to the financial statement and we need to work with the auditor closely. Accordingly the additional 18 business days would greatly assist us in the process necessary to provide adequate responses to your comments.

Thank you for your time and consideration in this matter.  Excuse me, but I will be staying temporarily in China OEM factory until our production is running smoothly. Therefore, in this regard, please do not hesitate to contact me at 011-86-022-2324-7700 (phone), kindly fax a copy of any written comments to me at 011-86-22-2324-2400 (fax), or bdyim@alenax.com.cn.

Very truly yours,

/s/ Byung Yim

Byung Yim

President, Chief Executive Officer and Chief Financial Officer